Exhibit 99.82

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

mCloud Technologies to Acquire Information and

Visualization Tech Leader Kanepi and Announces

C$10 Million Overnight Brokered Offering

Acquisition will expand mCloud’s footprint in Australia, Southeast Asia, West Africa, and

South America, and brings major oil and gas, FPSO, LNG, and mining customers to mCloud

VANCOUVER, June 25, 2020 – mCloud Technologies Corp. (TSX-V: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced that it has signed a definitive agreement (the "Acquisition Agreement") to acquire kanepi Group Pty Ltd ("kanepi"), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The acquisition of kanepi, which will be made through a newly incorporated subsidiary of mCloud, will supplement mCloud’s customer base and accelerate the expansion of AssetCare™ to new asset classes.

kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore Floating Production Storage and Offloading (FPSOs), Liquefied Natural Gas (LNG), and mining facilities.

kanepi provides advanced visual analytics solutions designed to deliver an immediate and positive impact on the industrial operations of asset intensive industries. Founders and Managing Directors Tim Haywood and Shane Attwell have led kanepi since its inception in 2014. Both have extensive experience in successfully creating and deploying software technology with prior endeavors at ISS Group, Apache, and Honeywell.

The core technologies from kanepi are ready to be integrated into mCloud’s AssetCare™ cloud platform. Working prototypes have been well received by mCloud customers in North America. The kanepi technology is applicable to all AssetCare™ offerings, including the Company’s Connected Worker solution on RealWear headsets. The integration of kanepi's technology is expected to grow mCloud’s ability to potentially connect tens of thousands of workers in Australia, Africa, and Southeast Asia.

"The acquisition of kanepi will bring mCloud a strategic book of business including major customers in new geographies," said Russ McMeekin, mCloud President and CEO. "These customers will immediately contribute to our AssetCare™ customer base for Connected Solutions, and kanepi’s technology will accelerate our technology roadmap."

"Joining mCloud is a winning formula all around," said Tim Haywood, kanepi Founder & Managing Director. "This combination will accelerate our growth, expand the reach of our technology, and bring new value to our customers."

Based on kanepi’s recent financial performance and current contract velocity, the Company expects this acquisition to add C$2.4 million in annual recurring AssetCare™ revenues on a go-forward basis.

As consideration for the acquisition of kanepi, the Company will: (i) pay to the sellers of kanepi an aggregate cash consideration of AUD$5,000,000 (the "Closing Cash Consideration") plus a net cash distribution adjusted for working capital; and (ii) issue such number of common shares of the Company (the "Consideration Shares") as is equal to AUD$7,000,000 based on a price per share equal to the volume weighted average trading price of the Company’s common shares (the “Common Shares”) on the TSX Venture Exchange (the "TSXV") for the 15 trading days immediately prior to the closing date of the transaction, subject to compliance with the policies of the TSXV. All Consideration Shares will be subject to a 30-month lock-up, with 25% of the Consideration Shares released from the lock-up on the 12, 18, 24 and 30 month anniversaries of the closing date.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12 month period following closing or AUD$14,000,000 of revenue during the 24 month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Company will potentially pay two additional payments to the sellers of AUD$1,000,000 each (the "Earn-out Payments"). If earned, fifty percent of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of Common Shares based on a price per share equal to the volume weighted average trading price of the Common Shares on the TSXV for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied.

The completion of the acquisition is subject to the satisfaction of a number of closing conditions, including receipt of Australian foreign investment regulatory approval and the approval of the TSXV.

Brokered Offering

mCloud is also pleased to announce that it has filed a preliminary prospectus supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated April 28, 2020 for Nunavut and its amended and restated short form base shelf prospectus dated April 28, 2020 (together, the “Base Shelf Prospectus”) relating to a proposed underwritten overnight public offering of C$10 million of units of the Company (the "Units"). Each Unit will consist of one Common Share (a “Unit Share”) and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one Common Share.

The Offering will be led by Raymond James Ltd. (the "Lead Underwriter") with a syndicate of underwriters that will include Eight Capital Corp. and Paradigm Capital Inc. (together with the Lead Underwriter, the "Underwriters"). The Offering will be priced in the context of the market, with the offering price of the Units and the term and exercise price of the Warrants to be determined at the time of entering into an underwriting agreement for the Offering.

The Underwriters will be granted an option to purchase up to an additional 15% of the Units offered pursuant to the Offering on the same terms and conditions for a period of 30 days following the closing of the Offering. The over-allotment option may be exercised by the Underwriters to acquire Units, Common Shares and/or Warrants.

The Company will apply to list the Units Shares, the Warrants and the Common Shares to be issued upon exercise of the Warrants on the TSXV. Listing will be subject to the Company fulfilling all of the requirements of the TSXV.

The net proceeds of the Offering will be used, in part, to satisfy payment of the Closing Cash Consideration under the Acquisition Agreement, with the remaining net proceeds to be used for working capital and general corporate purposes. Closing of the Offering will be subject to a number of customary conditions including, but not limited to, receipt of all necessary regulatory approvals and stock exchange approvals, including approval of the TSXV and the entering into of an underwriting agreement with the Underwriters.

The Preliminary Supplement has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada and in Nunavut. The Preliminary Supplement and the Base Shelf Prospectus contain important detailed information about the Offering. Copies of the Preliminary Supplement and the Base Shelf Prospectus will be found on SEDAR at www.sedar.com.

Copies of the Preliminary Supplement and the Base Shelf Prospectus may also be obtained in Canada from Raymond James Ltd., 5300 – 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, Ontario, M5H 3Y2, Attn: Sara Minatel (sara.minatel@raymondjames.ca), Tina Seifert (tina.seifert@raymondjames.ca), or Matthew Cowie (matthew.cowie@raymondjames.ca).

The securities referenced herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare™. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's Common Shares trade on the TSXV under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSXV under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward- looking information contained herein includes, but is not limited to, information related to the proposed completion of the kanepi transaction, the recurring revenue and customer growth which the Company may achieve as a result of the acquisition of kanepi, the completion of the Offering and the proposed use of the net proceeds of the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Corporation will be able to successfully consolidate kanepi's operations and technology with the Company's operations and technology; the Company will be able to realize synergies with kanepi's business; kanepi's customers and employees will remain customers and employees, respectively, of the Company following the completion of the transaction; the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.